Exhibit 7.1
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of Korean Won)

	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,636,206	2,751,793	5,336,018	5,468,465	4,238,167

Fixed charges:

Interest expenses and amortization of debt discount and premium on all indebtedness, etc.	332,733	251,441	193,694	149,417	183,392

Appropriate portion of rentals	885	1,994	375	488	234

Total fixed charges	333,618	253,435	194,069	149,905	183,626

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	1,953,268	2,986,899	5,507,014	5,638,149	4,403,034

Ratio of earnings to fixed charges under Korean GAAP	5.85	11.79	28.38	37.61	23.98

Ratio of earnings to fixed charges under US GAAP	5.58	11.79	25.71	38.27	24.40